EXHIBIT 99.35

Form 51-102F3
Material Change Report

Item 1                     Name and Address of Company

Pretium Resources Inc.
#1600 – 570 Granville Street
Vancouver, BC V6C 3P1

Item 2                     Date of Material Change

February 15, 2011

Item 3                     News Release

The news release dated February 15, 2011 was disseminated through Marketwire and filed on SEDAR on February 16, 2011.

Item 4                     Summary of Material Change

Pretium Resources Inc. reports that Tom S. Q. Yip, Vice President, Finance and Chief Financial Officer of Silver Standard Resources Inc., has been appointed to its Board of Directors.

Item 5                     Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated February 15, 2011.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                     Omitted Information

Not applicable.

Item 8                     Executive Officer

Joseph Ovsenek, Chief Development Officer & Vice President
Phone:  604-558-1784

Item 9                     Date of Report

Dated at Vancouver, BC, this 16st   day of February, 2011

February 15, 2011	News Release 11-07

Pretivm Appoints Director

Vancouver, British Columbia (February 15, 2011) – Pretium Resources Inc. (TSX: PVG) (“Pretivm”) reports that Tom S. Q. Yip, Vice President, Finance and Chief Financial Officer  of  Silver  Standard  Resources  Inc.,  has  been  appointed  to  its  Board  of Directors.

Mr. Yip has over 25 years experience in the mining industry, including 20 years with Echo  Bay  Mines  Ltd.  where  he  held  finance  roles  of  increasing  responsibility, including Vice-President, Finance and Chief Financial Officer, before the company merged with Kinross Gold Corporation in 2003.  Prior to his current role with Silver Standard, he was Chief Financial Officer for Asarco, LLC.  With the appointment of Mr. Yip as a director, Silver Standard maintains its representation on Pretivm’s Board with two nominees.

About Pretivm
Pretivm is a start-up company that intends to acquire, explore and develop gold and precious metals resource properties, initially in the Americas. Pretivm has 100% interest in the Snowfield and Brucejack Projects in northern British Columbia; combined they represent one of the largest underdeveloped gold resources in North America. Pretivm's near term objectives are to focus on the high-grade gold opportunity at Brucejack, to advance the Projects to pre-feasibility and to explore for and acquire other precious metal resource properties.

For further information, please contact:

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1

Joe Ovsenek
Chief Development Officer
& Vice President
Tel: 604.558.1784
Fax: 604.558.4784
Investor Relations
604.637.6823
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward Looking Statement: This Press Release contains "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.   Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final prospectus (Pretium Resources Inc.) filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.